UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer B, P.O. Box 3143
Petach-Tikva, 4951040 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On June 10, 2025, CyberArk Software Ltd. (the “Company”) closed the previously announced offering of $1.25 billion principal amount of 0.00% Convertible Senior Notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), including $150.0 million of Additional Notes (as defined below) pursuant to the 13-day option of the Initial Purchasers (as defined below).

PURCHASE AGREEMENT

On June 5, 2025, the Company entered into a purchase agreement (the “Purchase Agreement”) with certain financial institutions (collectively the “Initial Purchasers”), pursuant to which the Company agreed to sell $1.1 billion aggregate principal amount of its 0.00% Convertible Senior Notes due 2030 (the “Initial Notes”) in a private placement pursuant to Rule 144A under the Securities Act. The Company also agreed to grant a 13-day option to the Initial Purchasers to purchase all or part of an additional $150.0 million aggregate principal amount of its 0.00% Convertible Senior Notes due 2030 (the “Additional Notes”). The Initial Notes, together with Additional Notes are referred to herein as the “Notes.”

The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

INDENTURE

The sale of the Notes closed on June 10, 2025. The Notes were issued pursuant to an indenture, dated June 10, 2025 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”).

The Notes are convertible based upon an initial conversion rate of 1.9614 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”) per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $509.84 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for any accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

The Notes will mature on June 15, 2030, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding February 15, 2030, a holder may convert its Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2025 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if the Company calls such Notes for redemption in certain circumstances, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after February 15, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert its Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

CyberArk may redeem for cash (1) all of the Notes at any time prior to the 31st scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Notes, at any time, and from time to time, on or after June 20, 2028, and on or before the 31st scheduled trading day immediately preceding the maturity date, at its option at any time and from time to time, if the last reported sale price of CyberArk’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will equal the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the entire principal amount of all the Notes plus accrued and unpaid special interest, if any, to be immediately due and payable.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and are structurally subordinated to all indebtedness and liabilities of the Company’s subsidiaries.

The net proceeds from the sale of the Notes were approximately $1,218.8 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company.  The Company used approximately $110.0 million of the net proceeds from the sale of the Notes to pay the cost of the Capped Call Transactions (as defined below). The Company intends to use the remainder of the net proceeds from this offering for working capital or other general corporate purposes. The Company may also use a portion of the net proceeds to make acquisitions or investments. However, the Company has not entered into any agreements or commitments for any specific acquisition or investment at this time. Pending these uses, the Company intends to invest the net proceeds in high-quality, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

CAPPED CALL TRANSACTIONS

In connection with the pricing of the Notes and the exercise by the Initial Purchasers of the 13-day option, the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the Initial Purchasers (or their affiliates) and other financial institutions (the “Option Counterparties”).  The Capped Call Transactions cover, collectively, the number of the Company’s ordinary shares underlying the Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Notes.  The cost of the Capped Call Transactions was approximately $110.0 million.

The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount upon conversion of the Notes in the event that the market price per share of the Company’s ordinary shares, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions (which initially corresponds to the initial conversion price of the Notes and is subject to certain adjustments under the terms of the Capped Call Transactions), with such reduction and/or offset subject to a cap based on the cap price of the Capped Call Transactions.  The cap price of the capped call transactions is initially approximately $686.32 per share, which represents a premium of approximately 75.0% over the last reported sale price of the Company’s ordinary shares of $392.18 on June 5, 2025, and is subject to certain adjustments under the terms of the Capped Call Transactions.

The Capped Call Transactions are separate transactions, in each case, entered into by the Company with the Option Counterparties, and are not part of the terms of the Notes and will not change the holders’ rights under the Notes.  Holders of the Notes will not have any rights with respect to the Capped Call Transactions.

UNREGISTERED SALE OF EQUITY SECURITIES

The Company’s offering of the Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Notes to persons inside the United States whom they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Notes and the Company’s ordinary shares issuable upon conversion of the Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Indenture between CyberArk Software Ltd. and U.S. Bank Trust Company, National Association, as trustee, for the 0.00% Convertible Senior Notes due 2030.
4.2	Form of 0.00% Convertible Senior Note due 2030 (included in Exhibit 4.1).
10.1	Form of Confirmation of Capped Call Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2025
CYBERARK SOFTWARE LTD.

	By:	/s/ Erica Smith
	Name:	Erica Smith
	Title:	Chief Financial Officer